NO ACT

PE
12-18-08



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE


09035311

Received SEC
FEB 24 2009
Washington, DC 20549

February 24, 2009

Susan I. Permut
Senior Vice President and Deputy General Counsel
EMC Corporation
176 South Street
Hopkinton, MA 01748-9103

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-24-09

Re: EMC Corporation
Incoming letter dated December 18, 2008

Dear Ms. Permut:

This is in response to your letters dated December 18, 2008 and February 5, 2009 concerning the shareholder proposal submitted to EMC by William Steiner. We also have received letters on the proponent's behalf dated December 19, 2008, January 6, 2009, January 8, 2009, January 15, 2009, January 20, 2009, January 27, 2009, February 3, 2009, February 5, 2009, February 9, 2009, February 12, 2009, and February 16, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 24, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: EMC Corporation
Incoming letter dated December 18, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of EMC's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

There appears to be some basis for your view that EMC may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by EMC seeking approval of a bylaw amendment to permit holders of 40% of EMC's outstanding common stock to call a special shareholder meeting. You also represent that the proposal has terms and conditions that conflict with those set forth in EMC's proposal. You indicate that the proposal and the matter sponsored by EMC present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if EMC omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Jay Knight
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 16, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 11 EMC Corporation (EMC)
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the December 18, 2008 no action request and February 5, 2009 supplement received from Gibson, Dunn & Crutcher.

The following proponent-favorable precedents were in regard to proposals with the same key resolved text as this proposal:

- Allegheny Energy, Inc. (January 15, 2009)
- Bank of America Corporation (February 3, 2009)
- Baker Hughes Inc. (January 16, 2009)
- Burlington Northern Santa Fe Corporation (January 12, 2009)
- Home Depot (January 21, 2009)
- Honeywell International Inc. (January 15, 2009)
- Morgan Stanley (February 4, 2009)
- AT&T (January 28, 2009)
- Verizon Communications Inc. (February 2, 2009)
- Wyeth (January 28, 2009)

It is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc: William Steiner

Paul Dacier <dacier_paul@emc.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

February 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 10 EMC Corporation (EMC)
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the February 5, 2009 no action request supplement received from Susan M. Reilly of Gibson, Dunn & Crutcher. This supplement belatedly claims that the company plans a 2009 proposal for a 40% threshold to call a special meeting. There was no timetable on the steps purportedly to be taken. There was no exhibit of even a draft of the proposal to see whether it would be hamstrung with technical provisions to make the company proposal unworkable and useless for shareholders.

The dispersed ownership (911 institutions) of the company (per the attachment) greatly increases the difficulty of calling a special meeting especially when 40% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio. The company has provided no evidence from any experts that would contradict this.

And the company has not provided one example of 40% of shareholders of a company with a dispersed ownership of 911 institutions ever calling a special meeting.

The rule 14a-8 proposal and the tentative purported management proposal could be considered as complementary. The management proposal, calling for a 40% threshold, will increase shareholder knowledge of this topic while not giving shareholders any realistic opportunity to call a special meeting. The rule 14a-8 proposal will then complement the management proposal by adding a real right to call a special meeting with a practical threshold of 10% of shareholders.

In another no action request a company provided a table where 8 companies (with a 25% threshold to call a special meeting) called for a total of 8 special meetings during a 12-year period. Since one of these companies now has a listed price of one-penny, the pool from which these 8 companies was picked from could have included thousand of companies to yield less than one company a year. This could lead to the statistical conclusion that under a more liberal 25% threshold (vs. 40%), one could expect a special EMC meeting once in 1,000 years to 10,000 years.

Additional responses to this no action request will be forwarded.

Sincerely,



John Chevedden

cc: William Steiner

Paul Dacier <dacier_paul@emc.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 9, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 9 EMC Corporation (EMC)
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This further responds to the Gibson, Dunn & Crutcher December 18, 2008 no action request.

The attached Gibson, Dunn & Crutcher February 4, 2009 letter on behalf of General Electric (GE), refering to the direct General Electric negotiation with the so-called straw-person proponents (according to Gibson, Dunn & Crutcher), establishes the Gibson, Dunn & Crutcher straw-person argument as corrupt. The Gibson, Dunn & Crutcher February 4, 2009 letter is an attempt to established that any company can feel free to undercut its straw-person argument submitted to the Staff by an outside firm, such as Gibson, Dunn & Crutcher, by negotiating directly with the so-called straw-persons as qualified proponents for a withdrawal of their respective rule 14a-8 proposals while the Staff is still considering its straw-person argument in good faith.

Gibson, Dunn & Crutcher was thus in the potential position of obtaining Staff concurrence that the proponents were unqualified straw-people and at the same time having the so-called unqualified straw-people withdraw their respective proposals as acknowledged qualified proponents.

This duplicity is important because Gibson, Dunn & Crutcher is the mastermind of 10 additional no action requests claiming straw-persons:

Wyeth (WYE)	December 17, 2008
EMC Corporation (EMC)	December 18, 2008
Pfizer Inc. (PFE)	December 19, 2008
Alcoa Inc. (AA)	December 22, 2008
Sempra Energy (SRE)	December 24, 2008
Bristol-Myers (BMY)	December 24, 2008
Time Warner Inc. (TWX)	December 29, 2008
Dow Chemical (DOW)	January 6, 2009
JPMorgan Chase & Co. (JPM)	January 8, 2009
Intel Corporation (INTC)	January 13, 2009

This is request that the Staff consider the straw person argument corrupt at EMC Corporation (EMC) as one of the above companies.

Sincerely,



John Chevedden

cc: William Steiner

Paul Dacier <dacier_paul@emc.com>

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

rmueller@gibsondunn.com

February 4, 2009

Direct Dial
(202) 955-8671
Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Withdrawal of No-Action Request Regarding the Shareowner Proposals of John Chevedden (Freeda, Quirini and Mahar);
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 8, 2008, on behalf of our client, General Electric Company (the "Company"), we submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request relating to the Company's ability to exclude from its proxy materials for its 2009 Annual Meeting of Shareowners shareowner proposals submitted by John Chevedden in the name of William Steiner, William J. Freeda, Helen Quirini and Kevin Mahar pursuant to Rule 14a-8 under the Exchange Act of 1934 (the "Alter Ego Request"). The Alter Ego Request sets forth the bases for our view that the proposals are excludable under Rule 14a-8(b) and Rule 14a-8(c). On the same date, we submitted an additional no-action request setting forth the bases for our view that the Company also properly could exclude the Chevedden (Steiner) shareowner proposal pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(2) and Rule 14a-8(i)(6) (the "Special Meeting Request"). On January 26, 2009, the Staff issued a letter in response to the Special Meeting Request concurring that the Company can properly exclude the Chevedden (Steiner) shareowner proposal entitled "Special Shareowner Meetings" pursuant to Rule 14a-8(i)(3).

Enclosed are letters delivered to the Company on February 3, 2009, from Messrs. Freeda and Mahar and Ms. Quirini confirming the withdrawal of the remaining shareowner proposals that are the subject of the Alter Ego Request (specifically, proposals entitled "Recovery of Unearned Management Bonuses," "Over-Boarded Directors" and "Independent Board Chairman"). *See* Exhibit A. Accordingly, in reliance on the letters attached hereto as Exhibit A, we hereby withdraw the Alter Ego Request as it relates to these shareowner proposals that have been withdrawn.

Please do not hesitate to call me at (202) 955-8671, my colleague Elizabeth Ising at (202) 955-8287, or Craig T. Beazer, the Company's Counsel, Corporate & Securities, at (203) 373-2465 with any questions in this regard.

Sincerely,



Ronald O. Mueller

Enclosure

cc: Craig T. Beazer, General Electric Company
John Chevedden
William Steiner
William J. Freeda
Helen Quirini
Kevin Mahar

100596528_6.DOC

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 5, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 EMC Corporation (EMC)
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the February 5, 2009 no action request supplement received from Susan M. Reilly of Gibson, Dunn & Crutcher. This supplement belatedly claims that the company plans a 2009 proposal for a 40% threshold to call a special meeting. There was no timetable on the steps purportedly to be taken. There was no exhibit of even a draft of the proposal to see whether it would be hamstrung with technical provisions to make the company proposal unworkable and useless for shareholders.

The dispersed ownership (911 institutions) of the company (per the attachment) greatly increases the difficulty of calling a special meeting especially when 40% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio. The company has provided no evidence from any experts that would contradict this.

And the company has not provided one example of 40% of shareholders of a company with a dispersed ownership of 911 institutions ever calling a special meeting.

The rule 14a-8 proposal and the tentative purported management proposal could be considered as complementary. The management proposal, calling for a 40% threshold, will increase shareholder knowledge of this topic while not giving shareholders any realistic opportunity to call a special meeting. The rule 14a-8 proposal will then complement the management proposal by adding a real right to call a special meeting with a practical threshold of 10% of shareholders.

Additional responses to this no action request will be forwarded.

Sincerely,



John Chevedden

cc: William Steiner

Paul Dacier <dacier_paul@emc.com>

February 5, 2009

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Supplemental Letter Regarding Shareholder Proposal of John Chevedden (Steiner) Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

In a letter dated December 18, 2008 (the "No Action Request"), we requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur that EMC Corporation (the "Company"), could properly omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly under the name of William Steiner as his nominal proponent (the "Nominal Proponent").

The No-Action Request indicated our belief that the Proposal could be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(3), Rule 14a-8(i)(2), Rule 14a-8(i)(6) and Rule 14a-8(b) under the Securities Exchange Act of 1934. The Company has determined to submit a proposal at its 2009 Annual Meeting of Shareholders that directly conflicts with the Proposal. Accordingly, we are writing supplementally in order to withdraw the arguments set forth in the No-Action Request and to notify the Staff that the Company now seeks to omit the Proposal on the basis of Rule 14a-8(i)(9).

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board. Currently we have a virtually unattainable 85% requirement to call a special meeting.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2009 Annual Meeting of Shareholders.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company at Its 2009 Annual Meeting of Shareholders.

The Company intends to submit a proposal at its 2009 Annual Meeting of Shareholders asking the Company's shareholders to approve an amendment to the Company's By-laws permitting holders of 40% of the Company's outstanding common stock to call a special shareholder meeting (the "Company Proposal").

Pursuant to Rule 14a-8(i)(9), a company may properly exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n. 27 (May 21, 1998). The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). *See, e.g., Herley Industries Inc.* (avail. Nov. 20, 2007) (concurring in the exclusion of a shareholder proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *Heinz* (avail. Apr. 23, 2007) (concurring in the exclusion of a shareholder proposal requesting that the company adopt simple majority voting when the company planned to submit a proposal reducing any super-majority provisions from 80% to 60%); *Gyrodyne Company of America, Inc.* (avail. Oct. 31, 2005) (concurring in the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting when a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (avail. Mar. 3, 2003) (concurring with the exclusion of a shareholder proposal requesting the prohibition of future stock options to senior executives because it would conflict with a company proposal to permit the granting of stock options to all employees); *Mattel, Inc.* (avail. Mar. 4, 1999) (concurring in the exclusion of a shareholder proposal requesting the discontinuance of, among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

The Staff previously has permitted exclusion of a shareholder proposal under circumstances substantially similar to the present. In *Gyrodyne*, cited above, the Staff concurred in excluding a proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting because it conflicted with the company's proposal requiring a 30% vote for calling such meetings. The Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for shareholders and that submitting both proposals for a vote could provide inconsistent and ambiguous results." As in *Gyrodyne*, the Company Proposal and the Proposal would directly conflict because they include different thresholds for the percentage of shares required to call special shareholder meetings. Specifically, the Company Proposal calls for a 40% ownership threshold, which clearly conflicts with the Proposal's request for a 10% ownership threshold.

Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2009 Proxy Materials would present alternative and conflicting decisions for the Company's shareholders and create the potential for inconsistent and ambiguous results if both proposals were approved. Because the Company Proposal and the Proposal differ in the threshold percentage of share ownership to call a special shareholder meeting, there is potential for conflicting outcomes if the Company's shareholders consider and adopt both the Company Proposal and the Proposal.

Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials.

Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (508) 293-7254.

Sincerely,



Susan I. Permut
Senior Vice President and Deputy General Counsel

SP/sl
Enclosures

cc: John Chevedden
William Steiner

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 3, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 EMC Corporation (EMC)
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This responds further to the December 18, 2008 no action request by Gibson, Dunn & Crutcher. Attached is a letter to the Staff by proponent William Steiner which is relevant to the company opposition to established rule 14a-8 proponents delegating work to submit rule 14a-8 proposals.

It is well established under rule 14a-8 that shareholders can delegate work such as the presentation of their proposals at annual meetings.

Additional responses to this no action request will be forwarded.

Sincerely,



John Chevedden

cc:
William Steiner

Paul Dacier <dacier_paul@emc.com>

William Steiner

FISMA & OMB Memorandum M-07-16

January 26, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

EMC December 18, 2008 No Action Request

Dear Ladies and Gentleman:

My proposals to EMC received more than 83% support in 2006 and 2007. I find it objectionable that EMC wants to exclude my 2009 proposal because I delegated work on my proposal. Meanwhile EMC can hire an outside firm to exclude shareholder input when the market is in a steep decline.

I continue to support my 2009 shareholder proposal submitted to EMC.

Sincerely,



William Steiner

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 EMC Corporation (EMC)
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This responds further to the December 18, 2008 no action request.

In the following 1995 Staff Reply Letter, RJR Nabisco Holdings did not meet its burden to establish that proponents of separate proposals to the same company, were under the control of a third party or of each other (emphasis added):

STAFF REPLY LETTER

December 29, 1995

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: RJR Nabisco Holdings Corp. (the "Company")
Incoming letters dated December 1 and 6, 1995

The first proposal recommends that the board of directors adopt a policy against entering into future agreements with officers and directors of this corporation which provide compensation contingent on a change of control without shareholder approval. The second proposal recommends (i) that all future non-employee directors not be granted pension benefits and (ii) current non-employee directors voluntarily relinquish their pension benefits. The third proposal recommends that the board of directors take the necessary steps to ensure that from here forward all non-employee directors should receive a minimum of fifty percent of their total compensation in the form of company stock which cannot be sold for three years.

The Division is unable to concur with your position that the proponents have failed to present evidence of their eligibility to make a proposal to the Company pursuant to Rule 14a-8. In this regard, the staff notes that each of the proponents has presented the Company with such evidence. Accordingly, we do not believe that the Company may rely on rule 14a-8(a)(1) as a basis for omitting the proposals.

The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a)(4). In the staff's view the Company has not met its burden of establishing that the proponents are acting on behalf of, under the control of, or alter ego of the Investors Rights Association of America. Accordingly, we do not believe that Rule 14a-8(a)(4) may be relied on as a basis for omitting the proposals from the Company's proxy materials.

The Division is unable to concur in your view that the second proposal or supporting statement may be omitted under Rule 14a-8(c)(3) as false and misleading or vague and indefinite. Accordingly, the Company may not rely on Rule 14a-8(c)(3) as a basis for omitting the second proposal from its proxy material.

Sincerely,

Andrew A. Gerber
Attorney-Advisor

It is interesting to note that some of the words and phrases in this failed RJR Nabisco no action request show up in 2009 no action requests, but of course this precedent is never cited.

This is an additional precedent in favor of the proponents:

Avondale Industries, Inc. (February 28, 1995) company allegation:
"On December 6, 1994, Mr. Thomas Kitchen, Secretary of the Company received by hand delivery five identical cover letters, each dated December 5, 1994, from Messrs. Preston Jack, Steve Rodriguez, Donald Mounsey, Roger McGee, Sr. and Angus Fountain, in which each announced his intent to present a shareholder proposal (for a total of five proposals), accompanied by a supporting statement, to a vote of the Company's shareholders at the Company's 1995 Annual Meeting. All five letters were enclosed in a single envelope bearing the return address of Robein, Urann & Lurye, legal counsel for the Union. It is the Company's contention that the five proposals are being submitted by the Union through these five nominal proponents and therefore exceed the one proposal limit of Rule 14a-8."

Avondale Industries, Inc. (February 28, 1995) Staff Response Letter:
"The Division is unable to concur in your view that the proposals may be omitted in reliance on Rule 14a-8(a) (4). In the staff's view, taking into account Mr. Edward Durkin's letter of February 6, 1995, the Company has not met its burden of establishing that the proponents are the alter ego of the union. Accordingly, we do not believe that Rule 14a-8(a) (4) may be relied on as a basis for omitting the proposal from the Company's proxy materials."

Additional responses to this no action request will be forwarded.

Sincerely,



John Chevedden

cc:
William Steiner

Paul Dacier <dacier_paul@emc.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 20, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 EMC Corporation (EMC)
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This responds further to the typical Gibson, Dunn & Crutcher identification deficient December 18, 2008 no action request regarding a rule 14a-8 proposal identified as the proposal of William Steiner in the company exhibit and yet identified prominently by the company no action request as the proposal of another person.

The company failed to provide any precedent where proponents, with the level of corporate governance experience as the proponent, William Steiner as reflected in the attached *New York Times* article, have been determined ineligible to delegate rule 14a-8 proposal work. This is in spite of the great mass of distantly related purported precedents provided. It is well established under rule 14a-8 that proponents can delegate rule 14a-8 proposal work including the presentation of their proposals at annual meetings.

For these reasons and the previously submitted reasons it is requested that the staff find that this resolution in the company exhibit cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
William Steiner

Paul Dacier <dacier_paul@emc.com>

----- Forwarded Message
From: "Reilly, Susan M." <SReilly@gibsondunn.com>
Date: Thu, 18 Dec 2008 16:27:14 -0500
To: FISMA & OMB Memorandum M-07-16***
Subject: EMC (Chevedden) [William Steiner]

Mr. Chevedden,

Attached please find a copy of a no-action request we submitted today on behalf of our client, EMC Corporation. We will also send you a hard copy of this letter.

Regards,
Susan Reilly

From: Reilly, Susan M.
Sent: Thursday, December 18, 2008 4:25 PM
To: shareholderproposals@sec.gov
Subject: EMC (Chevedden)

Attached on behalf of our client, EMC Corporation, please find our no-action request with respect to a stockholder proposal and statements in support thereof submitted by John Chevedden under the name of William Steiner as his nominal proponent.

Susan M. Reilly
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
T: (202) 887-3675 F: (202) 530-4214
sreilly@gibsondunn.com

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 15, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 EMC Corporation (EMC)
Rule 14a-8 Proposal by William Steiner
Special Shareholder Meetings

Ladies and Gentlemen:

This responds further to the defective company December 18, 2008 no action request regarding a rule 14a-8 proposal identified as the proposal of William Steiner in the company exhibit and yet identified prominently by the company no action request as the proposal of another person. The company exhibits are attached. The company refers to William Steiner by last name only, not even preceded by "Mr.", in its title for its no action request. This creates additional confusion because William Steiner is not the only Mr. Steiner who has many years experience in submitting rule 14a-8 proposals.

Thus this no action request is moot because of the company failure to properly identify the proposal consistent with the company exhibits. The company appears to addresses a non-existent proposal improperly identified by the company with the name of another person. The proposal and the submittal letter signature clearly state that the proposal is the proposal of William Steiner.

The company misidentification of the proponent or claimed proponents, which is inconsistent with the company exhibits, additionally creates the ambiguity that the company seeks to remove one of two claimed co-sponsors of a rule 14a-8 proposal. The company should not be allowed to benefit by creating confusion.

The company argument is that its piling-up of old distantly related purported precedents should win out over 2008 precedents that are on-point. Although it is believed that the company was well aware of arguably the best precedents on this issue, *The Boeing Company* (February 20, 2008) and *AT&T* (February 19, 2008), neither precedent is addressed. The company tactic appears to be to highlight the purported precedents which are the most distant from *The Boeing Company* and *AT&T* in substance. And to base the company claims on practices one-half a decade and further distant that never happened or never happened since.

The company is essentially re-running *The Boeing Company* (February 20, 2008) type objections with nothing new and nothing pointed out as potentially overlooked in 2008.

The company has thus failed to take its opportunity to explain any issues *The Boeing Company* (February 20, 2008 and *AT&T* (February 19, 2008) as overlooked. Thus any company attempt now to belatedly address *The Boeing Company* (February 20, 2008) and *AT&T* (February 19, 2008) arguably should be treated with prejudice.

The company also fails to note that *The Boeing Company* (February 20, 2008) and *AT&T* (February 19, 2008) and are consistent with a number of no action precedents for a number of years that most closely resemble *The Boeing Company* and *AT&T.*

The company provides no exhibit of purported articles on the issue of the person who is credited as the proponent and in some cases does not even produce so much as an out-of-context quote from such articles.

The company does not address the hundreds of individual citations of rule 14a-8 proposals, that correctly list the person who signed the submittal letter as the proponent, that were published by companies and proxy advisory services and that the company would now claim are incorrect.

The company has not cited one precedent where a proponent, who had previously submitted rule 14a-8 proposals, was excluded because the proponent purportedly delegated too much of the rule 14a-8 work.

For these reasons and the previously submitted reasons it is requested that the staff find that this resolution in the company exhibit cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
William Steiner

Paul Dacier <dacier_paul@emc.com>

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Joseph M. Tucci
Chairman of the Board
EMC Corporation (EMC)
176 South Street
Hopkinton, MA 01748

Rule 14a-8 Proposal

Dear Mr. Tucci,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



William Steiner

10/1/08
Date

cc: Paul Dacier <dacier_paul@emc.com>
Corporate Secretary
T: 508 435-1000
Fax: 508-497-6912
FX: 508-497-6915*

COMPANY EXHIBIT

[EMC: Rule 14a-8 Proposal, November 12, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board. Currently we have a virtually unattainable 85% requirement to call a special meeting.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Corporate Governance.
  - "High Governance Risk Assessment."
  - " High Concern" in executive pay – $17 million for Joseph Tucci.
- Michael Brown (on our audit and executive pay committees) was designated an "Accelerated Vesting" director by The Corporate Library due to his involvement with speeding up stock option vesting in order to avoid recognizing the related cost.
- Paul Fitzgerald and John Egan had more than 16-years director tenure (independence concern) and were both inside-related (another independence concern).
- Michael Cronin had 18-years director tenure (independence concern) and was on our audit committee.
- Director Paul Sagan had yet to acquire any stock.
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.

COMPANY EXHIBIT

An Independent Chairman.
Vote on executive pay.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

COMPANY EXHIBIT

EMC²
where information lives®

December 18, 2008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of John Chevedden (Steiner)*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that EMC Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") under the name of William Steiner as his nominal proponent (the "Nominal Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 8, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 EMC Corporation (EMC)
Rule 14a-8 Proposal by William Steiner according to Company Exhibit
Special Shareholder Meetings

Ladies and Gentlemen:

This responds to the defective company December 18, 2008 no action request regarding a rule 14a-8 proposal identified as the proposal of William Steiner in the company exhibit and yet identified prominently by the company no action request as the proposal of another person. The company exhibit is attached.

Thus this no action request is moot because of the company failure to properly identify the proposal consistent with the company exhibit. The company appears to addresses a non-existent proposal improperly identified by the company with the name of another person. The proposal and the submittal letter signature clearly state that the proposal is the proposal of Mr. William Steiner.

The company mis-identification of the proponent or claimed proponents, which is inconsistent with the company exhibit, additionally creates the ambiguity that the company seeks to remove one of two claimed co-sponsors of a rule 14a- proposal. The company should not be allowed to benefit by creating confusion.

The company could cure its inconsistency by withdrawing its exhibit (attached).

For this reason and for the reasons in letters #1 and #2 it is requested that the staff find that this resolution in the company exhibit cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
William Steiner
Paul Dacier <dacier_paul@emc.com>

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Joseph M. Tucci
Chairman of the Board
EMC Corporation (EMC)
176 South Street
Hopkinton, MA 01748

Rule 14a-8 Proposal

Dear Mr. Tucci,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



William Steiner

10/1/08
Date

cc: Paul Dacier <dacier_paul@emc.com>
Corporate Secretary
T: 508 435-1000
Fax: 508-497-6912
FX: 508-497-6915*

[EMC: Rule 14a-8 Proposal, November 12, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board. Currently we have a virtually unattainable 85% requirement to call a special meeting.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Corporate Governance.
  - "High Governance Risk Assessment."
  - " High Concern" in executive pay – $17 million for Joseph Tucci.
- Michael Brown (on our audit and executive pay committees) was designated an "Accelerated Vesting" director by The Corporate Library due to his involvement with speeding up stock option vesting in order to avoid recognizing the related cost.
- Paul Fitzgerald and John Egan had more than 16-years director tenure (independence concern) and were both inside-related (another independence concern).
- Michael Cronin had 18-years director tenure (independence concern) and was on our audit committee.
- Director Paul Sagan had yet to acquire any stock.
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.

An Independent Chairman.
Vote on executive pay.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 6, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 EMC Corporation (EMC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
William Steiner

Ladies and Gentlemen:

This is the second response to the company December 18, 2008 no action request regarding this rule 14a-8 proposal with the following text:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board. Currently we have a virtually unattainable 85% requirement to call a special meeting.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

The company's citing of 2008 proposals with text about "no restriction," which is not used in the 2009 rule 14a-8 proposal, appears to be a company attempt to confuse the word "exception" with the old "no restriction" wording. An "exception" is vastly different and an exception in the context of this proposal would be a company device to hamstring an apparent shareholder right to call a special meeting, while the "no restriction" text from 2008 could be viewed as an unlimited right by shareholders.

Nonetheless the following resolved text, which was excluded in 2008 at some companies, received 39% to 48% support at five major companies in 2008:
RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard

allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies were not confused on the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%
Bank of America (BAC)	44%
CVS Caremark (CVS)	48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The proposal is internally consistent. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

The company misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of speculative or highly speculative meanings for the resolved statements of a rule 14a-8 proposals.

The company does not explain why it does not alternatively back up its (i)(3) objection by requesting that the second sentence of the resolved statement be omitted.

The company objection is confused because it creates the false assumption that the resolved statement of any shareholder proposal concerning the board of directors means the members of the board in their capacity as individual shareholders.

Thus the 2008 Invacare Corporation proposal in the next paragraph, that was voted at the 2008 Invacare annual meeting (and all similar proposals), could be excluded henceforth using the same concept in the company no action request. Specifically through a claim that the Invacare proposal is in reality asking the board to declassify the board and yet it is limiting this request and calling for the board to only act in the capacity of individual shareholders to declassify the board (and individual shareholders have no power to declassify the board).

"BE IT RESOLVED, that the stockholders of Invacare Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

The company (i)(2) objection appears to be dependent on unqualified acceptance of its (i)(3) objection and hence gratuitous.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(3) and (i)(2) objections and is hence gratuitous.

The company seems to be precluded from raising any rule 14a-8(b) objection because the company unquestionably accepted Mr. William Steiner as the proponent of the proposal within the 14-day period following Mr. Steiner's submittal of the proposal according to the attached November 18, 2008 company letter.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies***, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
William Steiner

Paul Dacier <dacier_paul@emc.com>

EMC²
where information lives

November 18, 2008

VIA EMAIL AND FEDERAL EXPRESS

FISMA & OMB Memorandum M-07-16

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

Reference is hereby made to the letter dated October 1, 2008 from Mr. William Steiner to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal"). The Proposal was submitted to EMC on November 12, 2008 with Mr. Steiner indicating that all future communications be addressed to you.

The letter does not contain appropriate verification of Mr. Steiner's beneficial ownership to prove that Mr. Steiner meets the Ownership Eligibility Requirement (as defined below) and therefore is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2009 Annual Meeting of Shareholders of the Company. Rule 14a-8(b) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that Mr. Steiner must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to vote on the Proposal at the 2009 Annual Meeting for at least one year as of the date the Proposal was submitted (the "Ownership Eligibility Requirement"). The Company has not yet received the appropriate proof that Mr. Steiner meets the Ownership Eligibility Requirement and hereby requests that you furnish it no later than 14 days from the date you receive this letter in accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, Mr. Steiner continuously held the requisite number of Company shares for at least one year; or

- if Mr. Steiner has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the required number of shares for the one-year period.

Please note that unless Mr. Steiner proves that he is eligible to submit the Proposal in accordance with Rule 14a-8(b) of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2009 Annual Meeting.

For your reference, I enclose a copy of Rule 14a-8.

If you have any questions, please do not hesitate to call me at (508) 293-6158.

Very truly yours,



Rachel C. Lee
Senior Corporate Counsel

Enclosure

cc: Mr. William Steiner

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

December 19, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 EMC Corporation (EMC)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
William Steiner

Ladies and Gentlemen:

This is the first response to the company December 18, 2008 no action request regarding this rule 14a-8 proposal with the following text:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board. Currently we have a virtually unattainable 85% requirement to call a special meeting.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. Thus the proposal is consistent which in turn seems to topple the company (i)(3) objection about consistency.

The proposal does not discuss changing the power of the board to call a special meeting and the text of the proposal explicitly calls for the proposal to be in conformance with the law.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(3) objection.

The company seems to be precluded from raising any rule 14a-8(b) objection because the company unquestionably accepted Mr. William Steiner as the proponent of the proposal within the 14-day period following Mr. Steiner's submittal of the proposal.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
William Steiner

Paul Dacier <dacier_paul@emc.com>

December 18, 2008

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of John Chevedden (Steiner)*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that EMC Corporation (the "Company") intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders (collectively, the "2009 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof submitted by John Chevedden (the "Proponent") under the name of William Steiner as his nominal proponent (the "Nominal Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special

> shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board. Currently we have a virtually unattainable 85% requirement to call a special meeting.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading;

- Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate state law;

- Rule 14a-8(i)(6) because the Company lacks the power or authority to implement the Proposal; and

- Rule 14a-8(b) because Mr. Steiner is the nominal proponent for John Chevedden, whom the Company believes is not a shareholder of the Company.

ANALYSIS

I. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because the Proposal Is Impermissibly Vague and Indefinite So as to Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."). In this regard, the Staff has permitted the exclusion of a variety of shareholder proposals, including proposals requesting amendments to a company's articles of organization or by-laws. *See Alaska Air Group Inc.* (avail. Apr. 11, 2007) (concurring with the exclusion of a shareholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite"); *Peoples Energy Corp.* (avail. Dec. 10, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect").

In fact, the Staff has concurred that numerous shareholder proposals submitted by the Proponent requesting companies to amend provisions regarding the ability of shareholders to call special meetings were vague and indefinite and thus could be excluded under Rule 14a-8(i)(3). *See Raytheon Co.* (avail. Mar. 28, 2008) (concurring with the exclusion of the Proponent's proposal that the board of directors amend the company's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting"); *Office Depot Inc.* (avail. Feb. 25, 2008); *Mattel Inc.* (avail. Feb. 22, 2008); *Schering-Plough Corp.* (avail Feb. 22, 2008); *CVS Caremark Corp.* (avail. Feb. 21, 2008); *Dow Chemical Co.* (avail. Jan. 31, 2008); *Intel Corp.* (avail. Jan. 31, 2008); *JPMorgan Chase & Co.* (avail. Jan. 31, 2008); *Safeway Inc.* (avail. Jan. 31, 2008); *Time Warner Inc.* (avail. Jan. 31, 2008); *Bristol Myers Squibb Co.* (avail Jan. 30, 2008); *Pfizer Inc.* (avail. Jan 29, 2008); *Exxon Mobil Corp.* (avail. Jan. 28, 2008).

Moreover, the Staff has on numerous occasions concurred that a shareholder proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (concurring with the exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance").

In the instant case, neither the Company nor its shareholders can determine the measures requested by the Proposal, because the Proposal itself is internally inconsistent. The operative language in the Proposal consists of two sentences. The first sentence requests that the Company's board of directors take the steps necessary "to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings." The second sentence requires further that "such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners." However, the by-law or charter text requested in the first sentence of the Proposal on its face includes an "exclusion condition," in that it explicitly excludes holders of less than 10% of the Company's outstanding common stock from having the ability to call a special meeting of shareholders.[1] Thus, the by-law or charter text requested in the first sentence of the Proposal is inconsistent with the requirements of the text requested in the second sentence of the Proposal, and accordingly, neither the Company nor its shareholders know what is required.[2]

The Staff previously has recognized that when such internal inconsistencies exist within the resolution clause of a proposal, the proposal is rendered vague and indefinite and may be excluded under Rule 14a-8(i)(3). For example, in *Verizon Communications, Inc.* (avail. Feb. 21, 2008), the resolution clause of the proposal included a specific requirement, in the form of a maximum limit on the size of compensation awards, and a general requirement, in the form of a method for calculating the size of such compensation awards. However, when the two requirements proved to be inconsistent with each other because the method of calculation resulted in awards exceeding the maximum limit, the Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3). *See also Boeing Co.* (avail. Feb. 18, 1998) (concurring with the exclusion of a proposal as vague and ambiguous because the specific limitations in the proposal on the number and identity of directors serving multiple-year terms were inconsistent with the process it provided for shareholders to elect directors to multiple-year terms). Similarly, the resolution clause of the Proposal includes the specific requirement that only shareholders holding 10% of the Company's shares have the ability to call a special meeting, which conflicts with the Proposal's general requirement that there be no exception or exclusion conditions. In fact, the Proposal promises to create more confusion for shareholders than the *Verizon* compensation proposal because the inconsistency is patent and does not require any hypothetical calculations.

Consistent with the Staff precedent, the Company's shareholders cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against"). Here, the operative language of the Proposal is self-contradictory, and therefore, neither the Company's shareholders nor its board would be able to determine with any certainty what actions the

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[1] The clause in the second sentence that, effectively, would allow any exception or exclusion condition required by any state law to which the Company is subject does not address or remedy the conflict between the two sentences, because the 10% stock ownership condition called for in the first sentence is not required by Massachusetts state law.

[2] Evidence of this confusion can be seen in the alternative ways that requirements of the Proposal have been interpreted by other companies receiving the same Proposal. *See, e.g.*, *Burlington Northern* (filed Dec. 5, 2008) (interpreting the limitation on "exception and exclusion conditions" to apply to the subject matter of special meetings).

Company would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

II. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause the Company to Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. The Company is incorporated under the laws of the Commonwealth of Massachusetts. For the reasons set forth in the legal opinion regarding Massachusetts law attached hereto as Exhibit B (the "Massachusetts Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate the Massachusetts Business Corporation Act (the "MBCA").

The Proposal requests that any exception or exclusion condition applied to shareholders in the by-law and/or charter text giving shareholders the ability to call a special meeting also be applied to "management and/or the board." However, as discussed in the Massachusetts Law Opinion, "a bylaw that limited the board's authority to call a special meeting of shareholders . . . would be inconsistent with law and thus would violate the MBCA." Section 7.02 of the MBCA provides that a corporation shall hold a special meeting of shareholders "on call of its board of directors," without any means to limit or restrict such power in a company's by-laws or otherwise. Yet, the Proposal requests both that the ability of shareholders to call special meetings be conditioned upon holding 10% of the Company's shares and that such condition be applied to "management and/or the board." Thus, as supported by the Massachusetts Law Opinion, implementation of the Proposal would cause the Company to violate state law[3] because

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[3] The reference in the Proposal to "the fullest extent permitted by state law" does not affect this conclusion. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (*i.e.*, there will be no exception or exclusion conditions not required by state law) and highlights the conflict between the first and second sentences of the Proposal discussed in Section I. The language does not limit the exception and exclusion conditions that would "apply only to shareowners but not to management and/or the board." Were it to do so, the entire second sentence of the proposal would be rendered a nullity because, as supported by the Massachusetts Law Opinion, there is no extent to which the exception and exclusion condition included in the Proposal is permitted by state law. This ambiguity is yet another example of why, as set forth in Section I above, the Proposal can be excluded under Rule 14a-8(i)(3) as vague and indefinite because the Company's shareholders would be unable "to determine with any reasonable certainty what actions would be taken under the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

the Proposal requests the imposition of exceptions or exclusion conditions on the absolute authority of the Company's board to call a special meeting.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of shareholder proposals that requested the adoption of a by-law or articles amendment that if implemented would violate state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (concurring with the exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporation Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (concurring with the exclusion of a proposal recommending that the company amend its by-laws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in Delaware General Corporation Law Section 212(a)); *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every shareholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors). *See also Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring shareholder approval be approved by a simple majority vote of shares since the proposal would conflict with provisions of the Delaware General Corporation Law that require a vote of at least a majority of the outstanding shares on certain issues); *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the Delaware General Corporation Law, which set forth certain requirements regarding the notice of, and the record date for, shareholder meetings).

The Proposal requests that any exception or exclusion condition applied to the ability of shareholders to call a special meeting also be applied to "management and/or the board." However, under Massachusetts law, the grant of authority to the board of directors to call special meetings is absolute, which cannot be altered by the Company. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the Massachusetts Law Opinion, implementation of the Proposal would cause the Company to violate applicable state law.

III. The Proposal May Be Excluded under Rule 14a-8(i)(6) Because the Company Lacks the Power or Authority to Implement the Proposal.

Pursuant to Rule 14a-8(i)(6), a company may exclude a proposal "if the company would lack the power or authority to implement the proposal." The Company lacks the power and authority to implement the Proposal and the Proposal can be excluded under Rule 14a-8(i)(6) both because: (a) the Proposal "is so vague and indefinite that [the Company] would be unable to determine what action should be taken," *see International Business Machines Corp.* (avail. Jan. 14, 1992) (applying predecessor Rule 14a-8(c)(6)); and (b) the Proposal seeks action contrary to state law, *see, e.g., Schering-Plough Corp.* (avail. Mar. 27, 2008); *Bank of America Corp.* (avail. Feb. 26, 2008); *PG&E Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6)); *Boeing Co.* (avail. Feb. 19, 2008).

As discussed in Section I above, the Proposal is vague and indefinite because it is internally inconsistent and requests that the Company's board take the impossible actions of both (i) adopting a by-law containing an exclusion condition and (ii) not including any exclusion conditions in such by-law. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(3) as impermissibly vague and indefinite, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

As discussed in Section II above, the Proposal's implementation would violate the MBCA. Specifically, Massachusetts law provides the Company's board unrestricted power to call a special meeting, which cannot be altered by the Company. Accordingly, for substantially the same reasons that the Proposal may be excluded under Rule 14a-8(i)(2) as violating state law, it is also excludable under Rule 14a-8(i)(6) as beyond the Company's power to implement.

IV. The Proposal May Be Excluded under Rule 14a-8(b) Because Mr. Chevedden, and not the Nominal Proponent, Submitted the Proposal

In previous years, the Proponent has submitted other proposals to the Company that were also purportedly submitted in the name of the Nominal Proponent (for the 2006, 2007 and 2008 annual meetings of shareholders) (collectively, the "Prior Proposals"). The Company has not received any correspondence relating to the Proposal or the Prior Proposals directly from the Nominal Proponent.

The Proposal may be excluded from the 2009 Proxy Materials because the facts and circumstances demonstrate that Mr. Chevedden is, in fact, the proponent of the Proposal and the Nominal Proponent is his alter ego. Thus, the Proposal may be excluded pursuant to Rule 14a-8(b), which states, "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting." Mr. Chevedden has never demonstrated that he personally owns any of the Company's shares and thus is seeking to interject his proposals into the Company's 2009 Proxy Materials without personally having any stake or investment in the Company, contrary to the objectives and intent of the ownership requirements of Rule 14a-8.

The history of Rule 14a-8 indicates that the Commission was well aware of the potential for abuse of the Rule, and the Commission indicated on several occasions that it would not tolerate such conduct. Consistent with the history of the Rule, the Staff has on many occasions concurred that proposals could be excluded when facts and circumstances indicate that a single proponent was acting through nominal proponents. Mr. Chevedden is well known in the shareholder proposal community. Although he apparently personally owns stock in a few corporations, through a group of nominal proponents he submitted more than 125 shareholder proposals to more than 85 corporations in 2008 alone.[4] In thus circumventing the ownership requirement in Rule 14a-8(b), Mr. Chevedden has a singular distinction; we are unaware of any other proponent who operates in such a manner, or on so widespread a basis, in disregarding the Commission's shareholder proposal rules. Thus, as discussed below, in light of the facts and circumstances surrounding the Proposal and Mr. Chevedden's methods, we believe it is important to address Mr. Chevedden's persistent and continuing abuse of Rule 14a-8. Accordingly, we request that the Staff concur in our view that the Company may exclude the Proposal submitted by Mr. Chevedden on behalf of the Nominal Proponent pursuant to Rule 14a-8(b).

A. *Abuse of the Commission's Shareholder Proposal Rules*

The Commission amended Rule 14a-8 in 1983 to require that proponents using the Rule have a minimum investment in and satisfy a minimum holding period with respect to the company's shares in order to avoid abuse of the shareholder proposal rule and ensure that proponents have a stake "in the common interests of the issuer's security holders generally." Exchange Act Release No. 4385 (November 5, 1948). The Commission explicitly acknowledged the potential for abuse in the shareholder proposal process:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or holding period as a condition to eligibility under Rule 14a-8. Many of these commentators expressed the view that abuse of a security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed. Exchange Act Release No. 20091 (August 16, 1983).

The Commission's concerns about abuse of Rule 14a-8 also are evident in its statements regarding Rule 14a-8(c), which provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." When the Commission first adopted a limit on the number of proposals that a shareholder would be permitted to submit

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[4] Based on data provided by RiskMetrics Group as of December 6, 2008. Moreover, Mr. Chevedden and certain shareholders under whose names he frequently submits proposals (the Proponent, the Rossi Family, the Steiner family and the Gilbert family) accounted for at least 533 out of the 3,476 shareholder proposals submitted between 1997 and 2006. *See* Michael Viehs and Robin Braun, *Shareholder Activism in the United States—Developments over 1997-2006—What are the Determinants of Voting Outcomes*, August 15, 2008.

under Rule 14a-8 more than 30 years ago, it stated that it was acting in response to the concern that some "proponents . . . [exceed] the bounds of reasonableness . . . by submitting excessive numbers of proposals." Exchange Act Release No. 12999 (November 22, 1976). It further stated that "[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents . . . ." *Id.* Thus, the Commission adopted a two proposal limitation (subsequently amended to be a one proposal limitation) but warned of the "possibility that some proponents may attempt to evade the [Rule's] limitations through various maneuvers . . . ." *Id.* The Commission went on to warn that "such tactics" could result in the granting of no-action requests permitting exclusion of the multiple proposals.

These requirements also recognize and are intended to reduce the costs to companies and to the Staff of Rule 14a-8 proposals. Subsequently, in adopting the one proposal limitation, it stated, "The Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large." Exchange Act Release No. 20091 (August 16, 1983). While the Company does not seek to exclude the Proposal under Rule 14a-8(c), we believe that these concerns about abuse of the shareholder proposal rule are present here as well.

The potential for abuse that the Commission was concerned about, as reflected in the Commission releases quoted above, has in fact been realized by Mr. Chevedden's pattern over recent years of annually submitting shareholder proposals to the Company, ostensibly as the representative for the Nominal Proponent. However, as discussed below, Mr. Chevedden is the architect and author of the Proposal and has no "stake or investment" in the Company. Moreover, the facts and circumstances regarding the Proposal indicates that he, and not the Nominal Proponent, is the Proponent of the Proposal.

B. *Staff and Other Legal Precedent Support that the Proposal is the Proponent's, Not the Nominal Proponent's*

The Staff previously has concurred that shareholder proposals were submitted by Mr. Chevedden instead of nominal proponents where the facts and circumstances suggested that Mr. Chevedden controlled the shareholder proposal process and that the nominal proponents only acted as alter egos. For example, in *TRW Inc.* (avail. Jan. 24, 2001), the Staff concurred in the exclusion under Rule 14a-8(b) of a shareholder proposal submitted by a nominal proponent on behalf of Mr. Chevedden, where Mr. Chevedden did not personally own any of the company's stock. There, according to the Staff, the facts demonstrated that (1) the nominal proponent "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution"; (2) the nominal proponent "indicated that Mr. Chevedden drafted the proposal"; and (3) the nominal proponent "indicated that he is acting to support Mr. Chevedden and the efforts of Mr. Chevedden." The Staff concurred with exclusion under

Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company. Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the Staff concurred with the exclusion of a shareholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that case, the nominal proponents stated that they did not know each other, one proponent indicated that Mr. Chevedden submitted the proposal without contacting him and the other said that Mr. Chevedden was "handling the matter." In addition, the font of the proposals and the fax number from which the proposals were submitted was the same as other proposals submitted by Mr. Chevedden for consideration at the same shareholders' meeting. The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

Many of the facts the Staff examined in *TRW* and *PG&E* regarding Mr. Chevedden's control over the nominal proponents are similar to the facts it examined where it responded to requests to exclude shareholder proposals under Rule 14a-8(c) (the one proposal limit) and concluded that the facts and circumstances showed that nominal proponents were "acting on behalf of, under the control of, or as the alter ego of" the shareholder proponent. *BankAmerica Corp.* (avail. Feb. 8, 1996); *see also Weyerhaeuser Co.* (avail. Dec. 20, 1995); *First Union Real Estate (Winthrop)* (avail Dec. 20, 1995); *Stone & Webster Inc.* (avail Mar. 3, 1995); *Banc One Corp.* (avail Feb. 2, 1993). In this regard, the Staff (echoing the Commission's statement) has on several occasions noted, "the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal." *See American Power Conversion Corp.* (avail. Mar. 27, 1996); *Consolidated Freightways, Inc. (Recon.)* (avail. Feb. 23, 1994). Thus, in *First Union Real Estate (Winthrop)*, the Staff concurred with the exclusion of three proposals, stating that "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

Moreover, the Staff on numerous instances has concurred that the one proposal limitation under Rule 14a-8(c) applies when multiple proposals were submitted under the name of nominal proponents serving as the alter ego or under the control of a single proponent, and the actual proponent explicitly conceded that it controlled the nominal proponents' proposals.[5] Likewise, the Staff repeatedly has permitted the exclusion of shareholder proposals in cases where a shareholder who is unfamiliar with Rule 14a-8's one proposal limit has submitted multiple

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[5] *See Banc One Corp.* (avail. Feb. 2, 1993) (proposals submitted by proponent and two nominal proponents but the proponent stated in a letter to the company that he had recruited and "arranged for other qualified shareholders to serve as proponents of three shareholder proposals which we intend to lay before the 1993 Annual Meeting."); *Occidental Petroleum* (avail. Mar. 22, 1983) (permitting exclusion under the predecessor to Rule 14a-8(c) where the proponent admitted to the company's counsel that he had written all of the proposals and solicited nominal proponents).

proposals and, upon being informed of the one proposal rule, has had family members, friends or other associates submit the same or similar proposals.[6]

However, even in the absence of an explicit acknowledgment that shareholders are serving as nominal proponents, Staff precedent indicates that a company may use circumstantial evidence to satisfy its burden of demonstrating that nominal proponents are the alter ego of a single proponent. For example:

- In *Albertson's* (avail. Mar. 11, 1994), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of two of three shareholder proposals submitted by three individuals associated with the Albertson's Shareholder's Committee ("ASC"). All three proponents had previously represented themselves to Albertson's as ASC co-chairs and were active in a labor union representing Albertson's employees. The labor union had publicly declared its intention to use the shareholder proposal process as a pressure point in labor negotiations. Moreover, the three proposals included identical cover letters and two contained similar supporting statements. The Staff concurred with the exclusion of the two proposals in which the proponents identified themselves as affiliated with ASC; the third proposal contained no such reference and was not excludable.

- In *BankAmerica* (avail. Feb. 8, 1996), the Staff concurred with exclusion of multiple proposals under the predecessor to Rule 14a-8(c) after finding that the individuals who submitted the shareholder proposals were acting on behalf of, under the control of, or as the alter ego of Aviad Visoly. Specifically, Mr. Visoly was the president of a corporation that submitted one proposal and the custodian of shares held by another. Moreover, a group of which Mr. Visoly was president endorsed the proposals, the proposals were formatted in a similar manner, and the proponents acted together in connection with a proposal submitted the prior year.

- In *TPI Enterprises, Inc.* (avail. July 15, 1987) the Staff concurred with the exclusion of multiple shareholder proposals under the predecessor to Rule 14a-8(c) where (1) a

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6 *See, e.g., General Electric Co.* (avail. Jan. 10, 2008) (concurring with the omission of two proposals initially submitted by one proponent and, following notice of the one proposal rule, resubmitted by the proponent's two daughters, where (on behalf of the two shareholders) the initial proponent handled all of the correspondence with the company and the Staff regarding the proposals, and the initial and resubmitted proposals and supporting statements were identical in substance and format); *Staten Island Bancorp, Inc.* (avail. Feb. 27, 2002) (concurring in the exclusion under Rule 14a-8(c) of five shareholder proposals, all of which were initially submitted by one proponent, and when notified of the one proposal rule, the proponent, a daughter, close friends and neighbors resubmitted similar and in some cases identical proposals).

law firm delivered all of the proposals on the same day, (2) the individual coordinating the proposals communicated directly with the company regarding the proposals, (3) the content of the documents accompanying the proposals were identical, including the same typographical error in two proposals, (4) the subject matter of the proposals were similar to subjects at issue in a lawsuit previously brought by the coordinating shareholder, and (5) the coordinating shareholder and the nominal proponents were linked through business and family relationships.

- In *Peregrine Pharmaceuticals Inc.* (avail. July 28, 2006), the Staff concurred that the company could exclude two proposals received from a father and son, where the father served as custodian of the son's shares and the multiple proposals were all dated the same, e-mailed on the same date, contained identical addresses, were formatted the same, and were accompanied by identical transmittal letters.

- In *Occidental Petroleum* (avail. Mar. 22, 1983), the Staff concurred with exclusion under the predecessor to Rule 14a-8(c) of six proposals that had been presented at the prior year's annual meeting where, following the annual meeting, the proponent admitted to the Company's assistant general counsel that he had written all of the proposals and solicited nominal proponents.

- In *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of three proposals submitted by one individual on behalf of a group of trusts where the trustee, after being informed of the one proposal rule, resubmitted the proposals, allocating one to each trust, but the trustee signed each cover letter submitting the proposals in his capacity as fiduciary. The Staff concurred that under the facts, "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

The Staff's application of the "control" standard also is well founded in principles of agency. As set forth in the Restatement of Agency:

> The relation of agency is created as the result of conduct by two parties manifesting that one of them is willing for the other to act for him subject to his control, and that the other consents so to act. The principal must in some manner indicate that the agent is to act for him, and the agent must act or agree to act on the principal's behalf and subject to his control. Agency is a legal concept which depends upon the existence of required factual elements: the manifestation by the principal that the agent shall act for him, the agent's acceptance of the undertaking and the understanding of the parties that the principal is to be in control of the undertaking. Restatement (Second) of Agency § 1 (1958).

In sum, the Staff has concurred that the "nominal proponent" and "alter ego" standards are satisfied where the facts and circumstances indicate that a single proponent is effectively the driving force behind the relevant shareholder proposal(s) or that the proponents are acting as a group. As discussed below, the Nominal Proponent has granted to Mr. Chevedden complete control over the shareholder proposal process, and the Nominal Proponent's conduct indicates that he acts as Mr. Chevedden's agent by agreeing to let his shares serve as the basis for Mr. Chevedden to submit the Proposal and the Prior Proposals. In this regard, Mr. Chevedden so dominates all aspects of the Nominal Proponent's submission of the Proposal that the Staff should concur that Mr. Chevedden, and not the Nominal Proponent, is the Proponent of the Proposal.

C. The Facts and Circumstances Indicate that Mr. Chevedden, not the Nominal Proponents, Is the Proponent of the Proposal

The facts and circumstances surrounding the Proposal, the Prior Proposals, the Nominal Proponent and Mr. Chevedden demonstrate that Mr. Chevedden is employing the same tactics to attempt to evade Rule 14a-8's requirements that have been present in other precedent where proposals have been excluded under Rule 14a-8(b) and Rule 14a-8(c). In fact, numerous facts indicate that Mr. Chevedden performed (and continues to perform) all or substantially all of the work submitting and supporting the Proposal, and thus so dominates and controls the process that it is clear the Nominal Proponent serves as his alter ego.

- Some of the strongest indications of Mr. Chevedden's status as the Proponent arise from his role in the submission of the Proposal and the Prior Proposals. Each of the Proposal and the Prior Proposals was in fact "submitted" by Mr. Chevedden: each was faxed from the same telephone number, which corresponds to Mr. Chevedden's contact number provided in the text of each cover letter. The Company's proxy statement states that shareholder proposals are to be sent to the Executive Vice President, General Counsel and Assistant Secretary of the Company, and the Nominal Proponent has not communicated with the Company at all with regard to the Proposal or the Prior Proposals other than through Mr. Chevedden.[7]

- Significantly, each of the cover letters is generic and refers only to "this Rule 14a-8 proposal." *See* Exhibit A. Thus, there is no evidence that the Nominal Proponent is even aware of the subject matter of the Proposal or the Prior Proposals that Mr. Chevedden has submitted under the Nominal Proponent's name!

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[7] This process contrasts with and is clearly distinguishable from the more typical situation (frequently seen with labor unions and religious organizations that are shareholders) where a proponent directly submits a proposal to the company on its own letterhead and arranges for providing proof of ownership, but appoints another person to act on its behalf in coordinating any discussions with respect to the subject matter of the proposal.

- But for the dates, each of the cover letters signed by the Nominal Proponent is virtually identical.[8] Each of the cover letters to the Company states, "This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company," but, as noted above, does not identify the subject matter of the proposal. Each letter also states: "This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting," or "This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." Those cover letters add, "[p]lease direct all future communications to John Chevedden," or to "Mr. Chevedden," and they provide Mr. Chevedden's phone number and/or e-mail address.

- The Proposal and the Prior Proposals abound with other similarities: each bears the same proposal number followed by the proposal ("3 – [Title of Proposal]") with each in the same format (centered and bolded); two conclude with a variation of the phrase, "Please encourage our board to respond positively to this proposal"; and conclude with the proposal name followed by the phrase "Yes on 3" followed by an underscore, all in the exact same format (centered and bolded). Significantly, the Proposal and each of the Prior Proposals includes a nearly identical "Notes" section, which furnishes instructions for publication of the proposal, quotes Staff Legal Bulletin No. 14B, and cites the Sun Microsystems, Inc., no-action letter dated July 21, 2005.

- The supporting statements of the Proposal and the Prior Proposals use similar language and citations. For example, the Proposal and the proposal for the 2006 annual meeting of shareholders discuss governance issues at the Company with reference to The Corporate Library and a bulleted list; and the proposals for the 2007 and 2008 annual meetings of shareholders reference previous proposals submitted to Goodyear.

- Following his submission of the Proposal and the Prior Proposals, Mr. Chevedden has handled all aspects of navigating the Proposal and the Prior Proposals through the shareholder proposal process. Each of the cover letters indicated that Mr. Chevedden controls all aspects of the process, expressly appointing Mr. Chevedden as the Nominal Proponent's "designee to act on my behalf regarding this Rule 14a-8 proposal . . . before, during and after the forthcoming shareholder meeting" and directing that "all future correspondence" be directed to Mr. Chevedden. Further

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[8] The only other difference is what combination of street address, email address and facsimile number are provided as contact information for Mr. Chevedden.

demonstrating his control over the process, Mr. Chevedden handles all aspects of responding to requests for proof of the Nominal Proponent's stock ownership, submitting the requested documentation to the Company, and then following up with the Company to inquire whether the documentation was sufficient.

- In addition, neither the Proponent nor the Nominal Proponent has attended any annual meeting of shareholders of the Company to present the Prior Proposals. Rather, Mr. Chevedden arranged for a third party to present the Prior Proposals at the Company's annual meetings in 2006 and 2007.

The foregoing facts are similar to many of the facts that existed in the precedent cited above. As with *TPI Enterprises*, the same person has delivered the Proposal and the Prior Proposals to the Company, and that individual has been the only person to communicate directly with the Company regarding the Proposal and the Prior Proposals, the content of the documents accompanying the Proposal and the Prior Proposals are identical, and (as discussed below) the subject matter of the Proposal is similar to a subject that the Proponent is advocating at other companies through the same and other nominal proponents. As with *Peregrine Pharmaceuticals* and *General Electric*, Mr. Chevedden is handling all correspondence and all work in connection with submitting the Proposal and the Prior Proposals.

While we acknowledge that the facts recited above are not on all fours with any existing precedent, given that Mr. Chevedden is familiar enough with Rule 14a-8 to comply with its requirements, other facts that are present here go beyond those cited in existing precedent in demonstrating the extent to which Mr. Chevedden controls the Proposal and the Prior Proposals and thus demonstrates that he is the true proponent of the Proposal. For example:

- Mr. Chevedden, not the Nominal Proponent, traditionally handles all of the correspondence with the Staff regarding proposals submitted by the Nominal Proponent to the Company. With respect to the Proposal and Prior Proposals, Mr. Chevedden wrote or emailed the Staff and/or the Company at least eleven times. On seven occasions, he failed to copy the Nominal Proponent, further evidence that he, not the Nominal Proponent, controls the proposal process. *See, e.g., EMC Corp.* (avail. Feb. 20, 2008) (as proxy for William Steiner).

- Additionally, identical or substantially similar versions of the Proposal have been or are being submitted to other companies by other nominal proponents, in each case with Mr. Chevedden being the common denominator among the proposals:

    - The Company did not receive a Special Meeting Proposal in prior years, however in 2007 and 2008, 58 Special Meeting Proposals that were identical or substantially similar in language and format to the Proposal were submitted by Mr. Chevedden and the nominal proponents for whom he typically serves as proxy to at least 50 other companies. In addition, during the 2009 proxy season Mr. Chevedden and nominal proponents have submitted Special Meeting Proposals to at least 28 other companies.

- Mr. Chevedden commonly takes credit for proposals submitted by his nominal proponents. For example, in early 2006, Mr. Chevedden "said he chose forest-products producer Weyerhaeuser [to receive a shareholder proposal on supermajority voting] because of its failure to act on years of majority votes to declassify its board."[9] According to data from RiskMetrics Group, in 2006, Weyerhaeuser did not receive a shareholder proposal from Mr. Chevedden but did receive a proposal on supermajority voting from Nick Rossi who appointed Mr. Chevedden as his proxy. Substantially similar shareholder proposals were submitted to other companies that same year by Mr. Chevedden (five proposals) and numerous other individuals who typically appoint Mr. Chevedden as their proxy (Ray Chevedden, three proposals; members of the Rossi family, 14 proposals; and William Steiner, five proposals). Also, this year, RiskMetrics Group has reported that Mr. Chevedden will submit to Pfizer Inc. a proposal requesting an independent board chair, whereas we have been informed by Pfizer that the proposal actually was submitted by a nominal proponent who named Mr. Chevedden as having authority to act on his behalf.

- Mr. Chevedden is widely recognized in the press as being the principal behind the multiple proposals he submits through nominal proponents. *See* Julie Johnsson, *Discontent in air on execs' pay at Boeing,* CHICAGO TRIBUNE, May 1, 2007, at 4 ("'Obviously, we have very high CEO pay here,' said John Chevedden, a shareholder activist who introduced the <u>two</u> pay measures. He vowed to press the measures again next year.") *(emphasis added)*; Craig D. Rose, *Sempra reformers get their point across,* SAN DIEGO UNION TRIBUNE, May 5, 2004, at C1 ("The <u>measures</u> were presented by John Chevedden, a long-time corporate governance activist from Redondo Beach.") *(emphasis added)*; Richard Gibson, *Maytag CEO puts himself on line in proxy issues battle,* THE ASSOCIATED PRESS STATE & LOCAL WIRE, April 4, 2002, at C2 ("Last year, <u>three measures</u> the company opposed won approval from a majority of holders in proxy voting . . . . The dissident proposals were submitted by a shareholder identified as John Chevedden, the owner of 207 shares of Maytag.") *(emphasis added)*.

Thus, although Mr. Chevedden has operated in a manner that reduces the likelihood of the Nominal Proponent expressly conceding that he serves as Mr. Chevedden's alter ego in the shareholder proposal process, such as by taking complete control of all communications between nominal proponents and companies to reduce the possibility of a nominal proponent expressly confirming his or her status as such, we nevertheless believe that the facts and circumstances

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[9] Subodh Mishra, *2006 U.S. proxy season preview*, GOVERNANCE WEEKLY, February 17, 2006.

described above clearly indicate that the Nominal Proponent is an alter ego for Mr. Chevedden, and that Mr. Chevedden, in fact, is the controlling force behind the Proposal.

D. *For these Reasons, the Staff Should Determine that Mr. Chevedden Is the Proponent of the Proposal and Concur with their Exclusion Pursuant to Rule 14a-8(b)*

The facts and circumstances surrounding the Proposal, the Prior Proposals, the Nominal Proponent and Mr. Chevedden make clear that Mr. Chevedden is attempting to circumvent and the ownership requirements in Rule 14a-8(b). Specifically, Mr. Chevedden's performance of substantially all of the work submitting and supporting the Proposal and the Prior Proposals and the language and formatting similarities among the Proposal and the Prior Proposals are compelling evidence Mr. Chevedden is in control of the shareholder proposal process and the Nominal Proponent is "the alter ego of" Mr. Chevedden.

The need to examine specific facts and circumstances in applying the alter ego and control test under Rule 14a-8(b) is especially important, as applying a narrow interpretation that effectively limits the application of the rules to only a few scenarios would provide shareholders interested in evading Rule 14a-8's limitations with a roadmap on how to do so and would not further the Commission's intent to address abusive situations.[10] Although some of the circumstances that were present in precedent cited above are not present here, the cumulative evidence of the Proponent's activities with respect to the Proposal and with respect to proposals submitted to the Company, and to many other companies in the past, present a compelling case for application of Rule 14a-8(b). Thus, based on the language set forth by the Commission in Exchange Act Release No. 12999, specifically that "such tactics" and "maneuvers" could result in the granting of no-action relief concerning the omission of the proposals at issue, and on the no-action letter precedent cited above, and in order to prevent the Commission's rules from being circumvented or rendered a nullity, we believe that the Proposal is excludable in reliance on Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

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[10] Thus, the operation of Rule 14a-8(b) and Rule 14a-8(c) does not chill the ability of shareholders generally to seek assistance with the shareholder proposal process, appoint representatives to engage in discussions with companies regarding their proposals and co-sponsor proposals with other shareholders, as each of these situations are clearly distinguishable from the facts present here.

If we can be of any further assistance in this matter, please do not hesitate to call me at (508) 293-7257.

Sincerely,



Paul T. Dacier
Executive Vice President and General Counsel

SP/sl
Enclosures

cc: John Chevedden
William Steiner

EXHIBIT A

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Joseph M. Tucci
Chairman of the Board
EMC Corporation (EMC)
176 South Street
Hopkinton, MA 01748

Rule 14a-8 Proposal

Dear Mr. Tucci,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



William Steiner

10/1/08
Date

cc: Paul Dacier <dacier_paul@emc.com>
Corporate Secretary
T: 508 435-1000
Fax: 508-497-6912
FX: 508-497-6915*

[EMC: Rule 14a-8 Proposal, November 12, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board. Currently we have a virtually unattainable 85% requirement to call a special meeting.

Statement of William Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

The proxy voting guidelines of many public employee pension funds also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, have taken special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies based on 2008 yes and no votes:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Corporate Governance.
  - "High Governance Risk Assessment."
  - " High Concern" in executive pay – $17 million for Joseph Tucci.
- Michael Brown (on our audit and executive pay committees) was designated an "Accelerated Vesting" director by The Corporate Library due to his involvement with speeding up stock option vesting in order to avoid recognizing the related cost.
- Paul Fitzgerald and John Egan had more than 16-years director tenure (independence concern) and were both inside-related (another independence concern).
- Michael Cronin had 18-years director tenure (independence concern) and was on our audit committee.
- Director Paul Sagan had yet to acquire any stock.
- We had no shareholder right to:
  - Cumulative voting.
  - Act by written consent.

An Independent Chairman.
Vote on executive pay.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

EMC²
where information lives®

November 18, 2008

VIA EMAIL AND FEDERAL EXPRESS

FISMA & OMB Memorandum M-07-16

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

Reference is hereby made to the letter dated October 1, 2008 from Mr. William Steiner to EMC Corporation (the "Company" or "EMC"), including the proposal attached thereto (the "Proposal"). The Proposal was submitted to EMC on November 12, 2008 with Mr. Steiner indicating that all future communications be addressed to you.

The letter does not contain appropriate verification of Mr. Steiner's beneficial ownership to prove that Mr. Steiner meets the Ownership Eligibility Requirement (as defined below) and therefore is eligible to submit the Proposal for inclusion in EMC's proxy materials for the 2009 Annual Meeting of Shareholders of the Company. Rule 14a-8(b) of Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that Mr. Steiner must have continuously held at least $2,000 in market value, or 1%, of EMC securities entitled to vote on the Proposal at the 2009 Annual Meeting for at least one year as of the date the Proposal was submitted (the "Ownership Eligibility Requirement"). The Company has not yet received the appropriate proof that Mr. Steiner meets the Ownership Eligibility Requirement and hereby requests that you furnish it no later than 14 days from the date you receive this letter in accordance with Rule 14a-8(f) of Regulation 14A of the Exchange Act. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of Mr. Steiner's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, Mr. Steiner continuously held the requisite number of Company shares for at least one year; or

- if Mr. Steiner has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that Mr. Steiner continuously held the required number of shares for the one-year period.

Please note that unless Mr. Steiner proves that he is eligible to submit the Proposal in accordance with Rule 14a-8(b) of Regulation 14A of the Exchange Act and meets all of the other requirements thereunder, EMC will not include the Proposal in its proxy materials for the 2009 Annual Meeting.

For your reference, I enclose a copy of Rule 14a-8.

If you have any questions, please do not hesitate to call me at (508) 293-6158.

Very truly yours,



Rachel C. Lee
Senior Corporate Counsel

Enclosure

cc: Mr. William Steiner

240.14a-8 Shareholder proposals.

 top

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders.

In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

DJF

DISCOUNT BROKERS

Date: 19 Nov 08

To whom it may concern:

As introducing broker for the account of William Steiner, account number ____________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 7300 shares of EMC Corporation; having held at least two thousand dollars worth of the above mentioned security since the following date: 3/12/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-19-08	# of pages ▸
To Rachel Lee	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 508-497-6915	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

EXHIBIT B

EDWARDS ANGELL PALMER & DODGE LLP

111 Huntington Avenue Boston, MA 02199 617.239.0100 *fax* 617.227.4420 eapdlaw.com

December 15, 2008

EMC Corporation
176 South Street
Hopkinton, MA 01748

Ladies and Gentlemen: (Rule 14a-8 Proposal of William Steiner)

You have asked us, as special Massachusetts counsel, for our opinion as to certain matters under Chapter 156D of the Massachusetts General Laws, the Massachusetts Business Corporation Act (the "MBCA") with respect to a proposal (the "Proposal") submitted by William Steiner (the "Proponent") for presentation at the 2009 annual meeting of shareholders of EMC Corporation (the "Company"), a Massachusetts corporation.

The Proposal asks the Company's Board of Directors to amend the Company's bylaws and other governing documents to reduce the percentage of shares required for shareholders to call a special meeting of shareholders, and reads as follows:

> RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board. Currently we have a virtually unattainable 85% requirement to call a special meeting.

You have asked our opinion as to whether the Proposal, when read as applying a 10% minimum share ownership condition on the Board's ability to call a special meeting of shareholders, such as is applied to shareholders, is a proper subject for shareholder action and, if implemented by the Company, would violate the MBCA. For the reasons stated below, in our opinion the Proposal, when so read, is not a proper subject for shareholder action and, if implemented by the Company, would violate the MBCA.

Section 7.02 of the MBCA provides that a corporation shall hold a special meeting of shareholders "on call of its board of directors or the person authorized to do so by the articles of organization or bylaws." It also provides that in the case of a public corporation, which the Company is, a special meeting shall be held upon demand of the holders of at least 40% of all the votes entitled to be cast on the issue to be considered at the meeting, unless otherwise provided in the articles of organization or bylaws. This contrasts with the ability under Section 7.02 of holders of at least 10%, or such lesser percentage as the articles of organization permit, of the votes entitled to be cast in a corporation that is not a public corporation to demand that a special meeting be called.

The grant of authority to the board of directors to call special meetings of shareholders is absolute under the statute with no express provision authorizing that authority to be varied, eliminated or limited. This is consistent with the director-centric model of Massachusetts corporate law reflected in the broad grant of authority under Section 8.01 of the MBCA that all corporate power shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, its board of directors. *See American Discount Corp. v.* Kaitz, 206 N.E. 2d 156 (1965). Although this authority may be limited in the articles of organization, we do not believe that a Massachusetts court would allow the limitation of a power conferred by the statute itself, such as the power under Section 7.02 to call a special meeting of shareholders.[1] Similarly, although Section 2.06 of the MBCA authorizes bylaws which "may contain any provision for managing the business and regulating the affairs of the corporation," no such provision may be inconsistent with law or the articles of organization. In our opinion, a bylaw that limited the board's authority to call a special meeting of shareholders as provided in Section 7.02 would be inconsistent with law and thus would violate the MBCA.[2]

In summary, in our opinion, the Proposal, viewed as restricting the authority of the Board of Directors to call special meetings of the shareholders, would, if implemented by the Company, violate the MBCA and therefore is not a proper subject for shareholder action under Massachusetts law.

Very truly yours,

Edwards Angell Palmer & Dodge LLP

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[1] Section 8.01 also permits the board's powers to be limited in an agreement among all shareholders under Section 7.32, but that section is not available to a public company like the Company.

[2] We note the holding of the Delaware Supreme Court in *CA, Inc. v. AFSCME Employee Pension Plan*, 953 A. 2d 227 (Del. 2008), in a referral from the SEC on whether a Rule 14a-8 shareholder proposal was a proper subject for stockholder action and whether it violated state law, that a bylaw adopted under the authority of Section 109 of the Delaware General Corporation Law (similar to Section 2.06 of the MBCA) that was inconsistent with the broad grant of authority to the board of directors under Section 141(a) of that statute (similar to Section 8.01 of the MBCA) would violate Delaware law. Massachusetts courts have often looked to Delaware law for guidance on corporate law matters. *See, e.g., Piemonte v. New Boston Garden Corp.*, 387 N.E. 2d 1145 (Mass. 1979).